Inland Real Estate Corporation
                              Sticker Supplement


This Supplement No. 3 to the Company's Prospectus updates certain information in the sections of the Prospectus entitled "Real Property Investments" and "Plan of Distribution". Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.


                           Real Property Investments


On April 23, 1998, the Company made the first loan advance toward the construction of the Staples Office Supply Store located in Freeport, Illinois. The advance of approximately $870,000 was made to Chicago Title and Trust Company and will be disbursed to various contractors upon submission of signed lien waivers to Chicago Title and Trust Company. The Company will earn interest on the outstanding loan balance at the rate of 9.5% per annum, paid monthly in advance.


On April 24, 1998, the Company acquired the entire fee simple interest in a Neighborhood Retail Center located at 7475 Mineral Point Road in Madison, Wisconsin known as "High Point Centre" from an unaffiliated third party for a purchase price of approximately $10,354,000.


                             Plan of Distribution

The Company commenced the offering on April 7, 1998. As of April 27, 1998, the Company had accepted subscriptions for 628,329 shares ($6,255,015 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance Fee). Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer-manager of the Offering and is entitled to receive selling commissions and certain other fees, as referenced in the Prospectus. As of April 27, 1998, these commissions and fees totaled $656,604. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services.






                               SUPPLEMENT NO. 3
                             DATED APRIL 27, 1998
                     TO THE PROSPECTUS DATED APRIL 7, 1998
                       OF INLAND REAL ESTATE CORPORATION

This Supplement No. 3 is provided for the purpose of supplementing the Prospectus dated April 7, 1998 of Inland Real Estate Corporation (the "Company") as previously supplemented by Supplement No. 1 dated April 9, 1998 and Supplement No. 2 dated April 21, 1998 and must be read in conjunction therewith. This Supplement No. 3 updates certain information in the sections of the Prospectus entitled "Real Property Investments" and "Plan of Distribution." Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Prospectus.


                           Real Property Investments

Staples Office Supply Store, Freeport, Illinois

On April 23, 1998, the Company made the first loan advance toward the construction of the Staples Office Supply Store located in Freeport, Illinois. The advance of approximately $870,000 was made to Chicago Title and Trust Company and will be disbursed to various contractors upon submission of signed lien waivers to Chicago Title and Trust Company. The Company will earn interest on the outstanding loan balance at the rate of 9.5% per annum, paid monthly in advance.


High Point Centre, Madison, Wisconsin

On April 24, 1998, the Company acquired the entire fee simple interest in a Neighborhood Retail Center located at 7475 Mineral Point Road in Madison, Wisconsin known as "High Point Centre" from The Gialamas Company, an unaffiliated third party, for approximately $10,354,000. The purchase price was funded using cash and cash equivalents. The purchase price was approximately $119.73 per square foot, which the Company concluded was fair and reasonable and within the range of values indicated in an appraisal received by the Company and presented to the Company's board of directors.

High Point Centre was built in 1984 and consists of a one-story, multi-tenant retail facility aggregating 86,476 rentable square feet. As of April 24, 1998, High Point Centre was 99% leased (100% leased if the master lease, which lasts for one year, is considered). In evaluating High Point Centre as a potential acquisition, the Company considered a variety of factors including location, demographics, tenant mix, price per square foot, existing rental rates compared to market rates, and occupancy. The Company believes High Point Centre, adjacent to this areas regional mall, is strategically located in the newest and fastest growing sector of the metro Madison area. This area, along with High Point Centre, has long enjoyed high occupancy rates. The Company's management believes that retenanting of any space which is vacated in the future should be accomplished relatively quickly and at rental rates comparable to those currently paid by vacating tenants at the facility. The Company did not consider any other factors materially relevant to the decision to acquire the property.

The Company does not anticipate making any significant repairs and improvements to High Point Centre over the next few years. Nevertheless, pursuant to the leases, a substantial portion of any cost of repairs and improvements would be paid by the tenants.

The table below sets forth certain information with respect to the occupancy rate at High Point Centre expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot:


                                     Occupancy Rate
                                          as of                    Effective
            Year Ending               December 31,               Annual Rental
           December 31,               of Each Year               Per Square Ft
           ------------               ------------               -------------

               1997                        99%                      $11.46
               1996                        97                        11.42
               1995                        97                        11.07
               1994                       100                        10.75
               1993                       100                        10.43

One tenant leases more than 10% of the total square footage, Pier 1 Imports, a home furnishing store. This lease requires the payment of base annual rent, payable monthly as follows:


                                           Base Rent
                                          Per Square
                  Square Feet  % of Total   Foot Per         Lease Term
  Lessee            Leased    Square Feet    Annum      Beginning       To
-----------       ----------- ----------- ------------ ------------ ---------

Pier 1 Imports      8,976        10%      $ 15.25       Current      02/28/00
                                            17.25       03/01/00     02/28/05

For federal income tax purposes, the Company's depreciable basis in High Point Centre will be approximately $7,800,000. Depreciation expense, for tax purposes, will be computed using the straight-line method. Buildings and improvements are depreciated based upon estimated useful lives of 40 years.

Real estate taxes payable in 1998 for the tax year ended 1997 (the most recent tax year for which information is generally available) were $147,561.

On April 24, 1998, a total of 85,324 square feet was leased to twenty-eight tenants at High Point Centre. The following tables set forth certain information with respect to the amount of and expiration of the leases at this Neighborhood Retail Center:

                  Square Feet   Lease     Renewal     Current        Rent per
  Lessee            Leased      Ends      Option     Annual Rent    Square Foot
  ------          ----------    -----     ------     -----------    -----------

Pier 1 Imports       8,976      02/05        -        $136,884        $15.25
Paper Heaven         3,760      06/99        -          47,000         12.50
Catura's Gallery     1,754      06/00     1/3 yr.       21,925         12.50
Hong Kong Cafe       2,862      08/04     3/5 yr.       40,068         14.00
Suiters Ltd.         2,608      03/01     3/5 yr.       28,688         11.00
TQ Diamonds          1,512      04/00        -          21,213         14.03
Easycuts             1,800      04/01        -          27,450         15.25
Pilgrim Cleaners     2,800      09/04        -          42,700         15.25
Inches A Weigh       1,668      04/01     1/5 yr.       20,850         12.50
Cottonwood Futons    2,000      06/99     2/5 yr.       27,000         13.50
Total Awards         4,650      06/01     2/5 yr.       46,500         10.00
Dimaggio Design      6,360      03/00     2/5 yr.       61,756          9.71
American Paging      3,336      01/00     2/5 yr.       53,042         15.90
Frugal Muse Books    6,100      09/04        -          73,200         12.00
Salon 2000           7,525      10/06     3/5 yr.       86,538         11.50
Rundell's Mens Wear  2,682      11/98        -          34,866         13.00
Computer Renaissance 2,308      12/99     1/5 yr.       31,158         13.50
A A Tailors            600      06/00        -           7,416         12.36
Madison Outfitters   1,450      08/00     2/3 yr.       17,400         12.00
Cobbler Shop         1,512      09/99     2/5 yr.       20,412         13.50
Intimate Hours       1,431      08/01     1/5 yr.       17,888         12.50
Garden Market        2,350      05/02        -          26,438         11.25
Nevada Bobs          4,990      02/07     1/5 yr.       64,870         13.00
A & W Gold Foods     2,850      12/00     3/5 yr.       23,997          8.42
Angels for all
  Reasons            1,150      08/99        -          11,500         10.00
Avco Financial
  Services           1,710      10/02     1/5 yr.       22,230         13.00
California Closets   1,300      10/99        -          16,900         13.00
Exclusive Co.        3,280      06/01     1/5 yr.       43,985         13.41
Vacant               1,152

                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                        Approx. GLA  Annual Base    Total     Per Square  Building  GLA    Rent
  Year       Number of  of Expiring   Rent of       Annual    Foot Under   Represented  Represented
 Ending       Leases      Leases     Expiring       Base      Expiring     by Expiring  By Expiring
December 31, Expiring   (Sq. Ft.)    Leases        Rent (1)   Leases        Leases        Leases
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1998          1        2,682     $ 34,866     $1,068,567   $ 13.00         3.10%         3.26%

   1999          6       12,030      157,455      1,060,491     13.09        13.91         14.85

   2000          7       17,862      223,438        935,558     12.51        20.66         23.88

   2001          6       15,437      208,379        751,303     13.50        17.85         27.74

   2002          2        4,060       50,430        555,651     12.42         4.69          9.08

   2003          -         -            -           517,359       -            -             -

   2004          3       11,762      188,204        529,498     16.00        13.60         35.54

   2005          1        8,796      154,836        347,551     17.25        10.38         44.55

   2006          1        7,525      116,638        198,973     15.50         8.70         58.62

   2007          1        4,990       84,830         84,830     17.00         5.77        100.00


(1) No assumptions were made regarding the releasing of expired leases.  It is the opinion of the Company's management that the space will be released at market rates.




The Company received an appraisal prepared by an independent appraiser who is a member in good standing of the American Institute of Real Estate Appraisers which reported a fair market value for High Point Centre, as of April 15, 1998, of $10,400,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

                             Plan of Distribution

The Company commenced the Offering on April 7, 1998, and as of April 27, 1998 had accepted subscriptions for 628,329 shares ($6,255,015 net of Selling Commissions, the Marketing Contribution and the Due Diligence Expense Allowance
Fees).

Inland Securities Corporation, an Affiliate of the Advisor, serves as dealer manager of the Offering and is entitled to receive selling commissions and certain other fees, as referenced in the Prospectus. As of April 27, 1998, these commissions and fees totaled $656,604. An Affiliate of the Advisor is also entitled to receive Property Management Fees for management and leasing services. The Company incurred Property Management Fees of approximately $1,120,000 for the year ended December 31, 1997 and $229,307 for the year ended December 31, 1996. The Advisor may also receive an annual Advisor Asset Management Fee of not more than 1% of the Average Invested Assets, paid quarterly. For the year ended December 31, 1997, the Company had incurred Advisor Asset Management Fees of $843,000.